SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

National Research Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
__________________________________________________________________________________
(Title of Class of Securities)

637372202
__________________________________________________________________________________
(CUSIP Number)

Patrick E. Beans
Amandla LLC
709 Pier 2
Lincoln, NE 68528
402-440-2768
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick E. Beans, as the Special Holdings Direction Adviser under the Amandla MK Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,363,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,363,278
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)
The percentage indicated is based upon 25,302,917 shares of common stock outstanding as of October 26, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2020.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amandla MK Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,363,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,363,278
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 25,302,917 shares of common stock outstanding as of October 26, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2020.

CUSIP NO.:  637372202

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D, which relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”), is being filed on behalf of Patrick E. Beans, as Special Holdings Direction Adviser under the Amandla MK Trust (the “Adviser”), and the Amandla MK Trust (the “Trust”) to amend the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), originally filed on February 2, 2018.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set for in the Schedule 13D.  The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 25,302,917 shares of Common Stock outstanding as of October 26, 2020):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	Common Stock –6,363,278	25.1%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by the Trust.

(c) The following transactions in the Common Stock have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
Trust and Adviser	3/2/2021	57,527	$54.1766(1)	Open market sale
Trust and Adviser	3/3/2021	740	$54.0618(2)	Open market sale

(1)	This price is a weighted average price. The prices actually received ranged from $54.00 to $54.525, inclusive.
(2)	This price is a weighted average price. The prices actually received ranged from $54.00 to $54.26, inclusive.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Power of Attorney of Patrick E. Beans as Special Holdings Direction Adviser, and Amandla MK Trust, incorporated by reference to Exhibit 99.1 of Schedule 13D/A filed with the Securities and Exchange Commission on November 25, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Patrick E. Beans, as the Special Holdings Direction Adviser

/s/ Patrick E. Beans, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney previously filed

AMANDLA MK TRUST, by Patrick E. Beans, as trustee

/s/ Patrick E. Beans, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: March 4, 2021